Filed by Pacer International, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pacer International, Inc.

(Commission File No. 000-49828)

Smoother moves

PACER

Making Your World Run Smoother

©2010 The name PACER, the P logo, and the phrase "Making Your World Run Smoother" are all trademarks of Pacer International, Inc.

XPO Acquisition Update #1 1

Additional Information
In connection with the Merger, XPO will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of
Pacer and a Prospectus of XPO, as well as other relevant documents concerning the proposed transaction. XPO AND PACER SHAREHOLDERS ARE URGED TO READ THE PROXY
STATEMENT / PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY
AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, PACER AND XPO. Investors
and shareholders may obtain copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors and shareholders may also obtain, free of charge, copies of these documents filed with the SEC by XPO through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations. In addition,investors and shareholders may also obtain, free of charge, copies of these documents filed with the SEC by Pacer through the investor relations page on Pacer’s corporate website at www.pacer.com or by contacting Pacer International, Inc. at 6805
Perimeter Drive , Dublin, OH 43016, Attention: Investor Relations.
Participants in Solicitation
XPO, Pacer and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Pacer shareholders with respect to the proposed merger.  Information about XPO’s executive officers and directors is available in XPO’s proxy statement on Schedule 14A for its 2013 annual meeting of shareholders, filed with the SEC on
April 27, 2013.  Information about (1) Pacer’s executive officers and directors is set forth in Pacer’s Annual Report on Form 10-K filed with the SEC on February 8, 2013 and (2) their ownership of the Pacer shares is set forth in Pacer’s proxy statement on Schedule 14A filed with the SEC on March 13, 2013.  Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of XPO, Pacer and their respective executive officers and directors in the proposed merger by reading the Proxy Statement/Prospectus regarding the merger when it becomes available. Copies of these documents may be obtained, free of charge, as described above.  This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward Looking Statements
This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as
amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect,“ "objective,"
"projection," "forecast," "goal," "guidance," "outlook," "effort," "target" or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, those discussed in XPO’s and Pacer’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the acquisition of Pacer, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, Pacer shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability to realize anticipated synergies and cost savings; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Pacer’s management team; litigation, including litigation related to misclassification of independent contractors;  the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s and Pacer’s networks of third-party transportation providers; the ability to retain XPO’s and Pacer's largest customers; XPO’s ability to successfully integrate Pacer and other acquired businesses; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Pacer or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Pacer undertake any obligation to update forward-
looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.

XPO Acquisition of Pacer
•
XPO and Pacer announced on January 6
th
that Pacer
has agreed to be acquired by XPO Logistics
–
Currently work is being done to obtain regulatory and shareholder approval of the transaction, with an anticipated 2Q14 closing
–
Prior to closing, XPO Logistics and Pacer will continue to operate as independent companies
–
Pacer remains committed, focused and driven on delivering the high level of service expected by our customers
–
There are no plans to consolidate operations
• XPO will maintain Pacer’s Dublin, OH location
–
Post closing, Pacer will become a strategic business unit (SBU) of
XPO Logistics and will be led by Dan Avramovich, current Pacer
Chairman and CEO
–
Substantially all of the Pacer Management team will remain in place

What You Need to Know
•
XPO Logistics:
–
Headquartered in Greenwich, CT and has 94 locations in the U.S.
and Canada
–
Chairman and CEO is Bradley Jacobs
–
Provides freight brokerage (Truckload, LTL, Heavy Haul), Last-Mile,
Expedited Transportation, Managed Transportation and Freight
Forwarding services
–
Website:  www.XPOLogistics.com
Stock Symbol: XPO
•
Business with Pacer continues as usual, with no
changes in your sales and other Pacer contacts
•
Customer service remains our top priority and will
not be negatively impacted by the acquisition
•
No change to the current contractual arrangements
•
We will provide updates as the process continues

Combining Complementary Companies
•
Customers
–
Complementary customer bases
–
Broader portfolio of Global
Logistics solutions
–
Compatible service focus
–
Capability to provide an unmatched
logistics portfolio
•
Employees
–
Apply skills to a larger customer
base
–
Development and growth
opportunities in a larger
organization
Unmatched Logistics Portfolio
Intermodal (3rd Largest)
Truck Brokerage (4th Largest)
Last Mile Delivery (Largest)
Expedited (Top 5)
Transportation Management
Freight Forwarding

Exciting Opportunity For Our Customers
•
Pacer as an SBU of XPO Logistics is better
positioned to help our customers achieve their
business goals.
–
Leveraging our increased capacity of Intermodal, global supply chain solutions, freight brokerage, Last Mile, and Expedited services drives thought leadership and solution innovation
–
Integration of our complete suite of products and services
enables cross selling opportunities, providing us with greater flexibility as your partner to meet your goals and objectives
–
Supported by a leading edge technology platform and world
class customer service, our customers will realize benefits
beyond our current capabilities